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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                              Segue Software, Inc.
                  --------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                  --------------------------------------------
                         (Title of Class of Securities)

                                    815807102
                                 --------------
                                 (CUSIP Number)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 7 Pages

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                                 SCHEDULE 13G
CUSIP No. 815807102                                          Page 2 of 7 Pages

1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

            Bermuda Trust Company Limited, as Trustee

2     Check the Appropriate Box If a Member of a Group
                                    a.  |_|
                                    b.  |X|

3     SEC Use Only

4     Citizenship or Place of Organization

            Bermuda

                  5     Sole Voting Power
  Number of                   706,973
   Shares
Beneficially      6     Shared Voting Power
  Owned By                    -0-
    Each
  Reporting       7     Sole Dispositive Power
   Person                     706,973
    With
                  8     Shared Dispositive Power
                              -0-

9     Aggregate Amount Beneficially Owned by Each Reporting Person
            706,973

10    Check Box If the Aggregate Amount in Row (9) Excludes Certain
      Shares                           |_|

11    Percent of Class Represented By Amount in Row 9
            10.4%

12    Type of Reporting Person
            CO

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                                 SCHEDULE 13G
CUSIP No. 815807102                                          Page 3 of 7 Pages

1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

            Bank of Bermuda Limited

2     Check the Appropriate Box If a Member of a Group
                                    a.  |_|
                                    b.  |X|

3     SEC Use Only

4     Citizenship or Place of Organization

            Bermuda

                  5     Sole Voting Power
  Number of                   706,973
   Shares
Beneficially      6     Shared Voting Power
  Owned By                    -0-
    Each
  Reporting       7     Sole Dispositive Power
   Person                     706,973
    With
                  8     Shared Dispositive Power
                              -0-

9     Aggregate Amount Beneficially Owned by Each Reporting Person
            706,973

10    Check Box If the Aggregate Amount in Row (9) Excludes Certain
      Shares                           |_|

11    Percent of Class Represented By Amount in Row 9
            10.4%

12    Type of Reporting Person
            BK, CO

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                                 SCHEDULE 13G
CUSIP No. 815807102                                          Page 4 of 7 Pages

1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

            James H. Simons

2     Check the Appropriate Box If a Member of a Group
                                    a.  |_|
                                    b.  |X|

3     SEC Use Only

4     Citizenship or Place of Organization

            Bermuda

                  5     Sole Voting Power
  Number of                   115,666 (1)
   Shares
Beneficially      6     Shared Voting Power
  Owned By                    -0-
    Each
  Reporting       7     Sole Dispositive Power
   Person                     115,666 (1)
    With
                  8     Shared Dispositive Power
                              -0-

9     Aggregate Amount Beneficially Owned by Each Reporting Person
            115,666

10    Check Box If the Aggregate Amount in Row (9) Excludes Certain
      Shares                           |_|

11    Percent of Class Represented By Amount in Row 9
            1.7%

12    Type of Reporting Person
            IN

----------------------------
(1) Assumes the exercise of 4,000 stock options held by Mr. Simons which will be exercisable by April 1997 into 4,000 Shares and 10,000 stock options held by Mr. Simons which are exercisable into 10,000 Shares.

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                                 SCHEDULE 13G
Item 1.

      The Issuer is Segue Software, Inc. (the "Issuer"). The address of the Issuer's principal executive offices is 1320 Centre Street, Newton Centre, Massachusetts 02159

Item 2.

      The name of the filers are Mr. James H. Simons, Bermuda Trust Company Limited (the "Trustee"), in its capacity as the trustee of the Lord Jim Trust, a trust created under the laws of the Island of Bermuda (the "Trust") and the Bank of Bermuda (the "Bank", and together with Mr. Simons and the Trustee, the "Reporting Persons"). Mr. Simons is a citizen of the United States and the Trustee and the Bank are Bermuda Corporations. The Trustee and the Bank's principal place of business is Bank of Bermuda Building, Front Street, Hamilton, Bermuda HMII. This Statement on Schedule 13G (the "Schedule 13G") relates to shares of the Common Stock, par value $.01 per share of the Issuer (the "Shares") which have a CUSIP Number of 815807102.

Item 3.

      Not Applicable.

Item 4. Ownership

James H. Simons

(a) 115,666 Shares are beneficially owned by Mr. Simons of which 4,000 are stock options which vest in installments until April 2, 1997 and are exercisable into 4,000 Shares after vesting until April 2, 2006 at an exercise price of $22.25 and 10,000 stock options which are exercisable into 10,000 Shares until October 31, 1998 at an exercise price of $1.00 (the "Options").

(b) The 115,666 Shares beneficially owned by Mr. Simons constitute approximately 1.7% of the issued and outstanding Shares.

(c) Mr. Simons has sole voting and dispositive power over 101,666 Shares. Mr. Simons does not have voting or dispositive powers over 14,000 Options but will have sole voting and dispositive power over the Shares into which the Options will be exercised.

The Trustee and the Bank

(a) 706,973 Shares are beneficially owned by the Trust.

(b) The 706,973 Shares beneficially owned by the Trust constitute approximately 10.4% of the issued and outstanding Shares.

(c) The Trustee, in its fiduciary capacity as Trustee of the Trust, exercises sole voting and dispositive power over 706,973 Shares beneficially owned by the Trust. The Bank has the power to direct the voting and disposition of the Shares, by reason of its control over the Trustee through its direct ownership of the Trustee's voting securities.

Item 5. Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the Shares, check the following |_|.

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Item 6. Ownership of More than Five Percent on Behalf of Another Person

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

      Not applicable.

Item 8. Identification and Classification of Members of the Group

      Not applicable.

Item 9. Notice of Dissolution of Group

      Not applicable.

Item 10. Certification

      Not applicable.

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                                   SIGNATURES

      After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement, insofar as it relates to or was provided by the undersigned, is true, complete and correct.

Date:  February 14, 1997
                                          BERMUDA TRUST COMPANY LIMITED

                                          By: /s/ Susan Gibbons
                                              Susan Gibbons
                                              Trust Officer

                                          THE BANK OF BERMUDA LIMITED

                                          By: /s/ Susan Gibbons
                                              Susan Gibbons
                                              Trust Officer

                                          /s/ James H. Simons
                                          JAMES H. SIMONS